             S O N F I E L D  &  S O N F I E L D
                    A Professional Corporation

LEON SONFIELD (1865-1934) GEORGE M. SONFIELD (1899-1967) ROBERT L. SONFIELD (1893-1972) ____________________ FRANKLIN D. ROOSEVELT, JR. (1914-1988)	ATTORNEYS AT LAW 770 SOUTH POST OAK LANE HOUSTON, TEXAS 77056-1937 WWW.SONFIELD.COM Telecopier (713) 877-1547 ____ Telephone (713) 877-8333	ROBERT L. SONFIELD, JR. Managing Director robert@sonfield.com ERIN WILLIS Legal Assistant erin@sonfield.com

By facsimile and EDGAR

May 14, 2009

Ms. Jessica Plowgian
Attorney Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street N.E.
Mail Stop 3720
Washington DC 20549-3720

RE:	Arrayit Corporation
Letter of Comment regarding Form 10-K for Fiscal Year Ended December 31, 2008
Filed April 15, 2009
File No. 1-16381

Dear Ms. Plowgian:
The above issuer requests an enlargement of the time for filing a response to your letter of comment to May 29, 2009.

Very truly yours,

Robert L. Sonfield, Jr.
Managing Director

Cc: Rene’ Schena, Chief Executive Officer
Arrayit Corporation